EXHIBIT 1

                                  [TRANSLATION]

                                                               November 28, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

Nature of the Event: Holdings of the State of Israel in the Bank's Shares

The State of Israel holds 45.78% of the voting rights of the Bank and approximately half of the rights to appoint its directors, as detailed in the Periodic Report of 2005. In addition, the State holds shares which lack voting rights and rights to appoint directors, including a substantial portion of the D and DD preference shares which the Bank issued in the United States. According to the Bank's shareholder register and as reported by the Bank, the State holds 143,922 preference D shares (88.04% of these shares) and 47,354 preference DD shares (85.46%). From reviews being made by the Bank and which have not yet been completed it appears that years ago the State apparently purchased additional D and DD shares from U.S. residents, without these purchases being recorded in the Bank's shareholder register. The reviews so far made show that the amount of shares not recorded, and therefore not reported, is limited relative to the reported holdings in these shares of the State and it probably will amount to a few thousand shares. When the review is completed and the Bank will have exact and verified data, the Bank will provide a report accordingly.

The time at which the Company became aware of the event: November 28, 2006 at 11:30 A.M.